--------------------------------------------------------------------------------
SEC 1746 (3-06)   Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------

                                  UNITED STATES                -----------------
                       SECURITIES AND EXCHANGE COMMISSION      OMB APPROVAL
                             Washington, D.C. 20549            -----------------
                                                               OMB No. 3235-0145
                                 SCHEDULE 13D/A                -----------------
                                                               Exp. Feb 28, 2009
                    Under the Securities Exchange Act of 1934  -----------------
                                                               Est avg burden
                                Amendment No. 2*               hrs/response...15
                                                               -----------------
                      BioForce Nanosciences Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09064C107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Eric Henderson, Ph.D.
                       1615 Golden Aspen Drive, Suite 101
                                Ames, Iowa 50010
                                  515-233-8333
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 10, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064C107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Eric Henderson, Ph.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
      (See Instructions)                                                 (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      PF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,118,571
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,118,571
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,118,571
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                                     |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No. 09064C107

Item 1. Security and Issuer

This Schedule 13D (this "Schedule") relates to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of BioForce Nanosciences Holdings, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 1615 Golden Aspen Drive, Suite 101, Ames, Iowa 50010.

Item 2. Identity and Background

This Schedule is being filed by Eric Henderson, Ph.D., a natural person and citizen of the United States of America. This Schedule shall serve to amend and supplement the Schedule 13D filed by Dr. Henderson with the United States Securities and Exchange Commission on March 20, 2006. The business address of Dr. Henderson is 1615 Golden Aspen Drive, Suite 101, Ames, Iowa 50010. Dr. Henderson's principal occupation is as Director, Executive Vice President and Chief Science Officer of the Company.

During the last five years, Dr. Henderson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Reference is made to the Schedule 13D dated March 20, 2006, and Amendment #1 dated March 22, 2007.

There have been no material changes to that information except as set forth below.

On December 20, 2007, Dr. Henderson vested in options to acquire 118,770 shares of the Company's Common Stock.

On June 10, 2008, Dr. Henderson purchased $33,333 of the Company's convertible secured promissory notes, and warrants to purchase 100,000 shares of the Company's Common Stock. The notes are convertible into one share of Common Stock for each $0.30 of note principal, subject to adjustment, making Dr. Henderson's note convertible into 111,111 shares of the Company's Common Stock.

Item 4. Purpose of Transaction

The June 10, 2008 transaction was for investment purposes. Although Dr. Henderson has no specific plan or proposal to acquire or dispose of his Common Stock, consistent with his investment purpose, Dr. Henderson may at any time and from time to time acquire additional Common Stock or, consistent with applicable regulations, dispose of any or all of his Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of Dr. Henderson and/or other investment considerations.

CUSIP No. 09064C107

Also, consistent with the investment purpose, Dr. Henderson may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. Dr. Henderson is a director of the Company and will have confidential information concerning the operations and plans of the Company.

Except to the extent the foregoing may be deemed a plan or proposal, Dr. Henderson does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j).

Item 5. Interest in Securities of the Issuer

Dr. Henderson owns of record 3,669,920 shares of Common Stock, which represents 14.6% of the issued and outstanding Common Stock based on 25,116,401 issued and outstanding shares of Common Stock. Dr. Henderson has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, those 3,669,920 shares of Common Stock. Dr. Henderson has no shared power to vote or direct the vote of, or the shared power to dispose or direct the disposition of, any shares of Common Stock.

Dr. Henderson also has the right to acquire an additional 356,310 shares of Common Stock pursuant to a stock option, which vests over a three-year period, thereby becoming exercisable as to 118,770 shares of Common Stock on December 20, 2006, 118,770 shares of Common Stock on December 20, 2007 and 118,770 shares of Common Stock on December 20, 2008. Therefore, as of June 20, 2008 and within sixty days thereafter, Dr. Henderson has the vested right to acquire 237,540 shares of Common Stock pursuant to that stock option. Additionally, Dr. Henderson has the right to acquire 111,111 shares of Common Stock upon conversion of the convertible secured promissory note, and 100,000 shares of Common Stock upon exercise of the warrant, as described in Item 4.

The 3,669,920 shares of Common Stock that Dr. Henderson owns of record, the 237,540 shares of Common Stock which may be acquired by exercise of stock options, the 111,111 shares of Common Stock which may be acquired by conversion of the convertible secured promissory note, and the 100,000 shares of Common Stock which may be acquired upon exercise of the warrant constitutes Dr. Henderson's total beneficial ownership in the Company of 4,118,571 shares of Common Stock, which represents 16.1% of the issued and outstanding Common Stock.

The above total does not include 49,287 shares of Common Stock owned of record by Asrun Kristmundsdottir, with whom Dr. Henderson shares a household and who is the Director of Business Management for the Company's wholly-owned subsidiary, BioForce Nanosciences, Inc. The total also does not include 112,854 shares of Common Stock that may be acquired by Ms. Kristmundsdottir by exercising options that are held by Ms. Kristmundsdottir and that have vested as of June 20, 2008 and within sixty days thereafter. Dr. Henderson disclaims beneficial ownership of all common stock and options to acquire common stock owned or held by Ms. Kristmundsdottir.

In the 60 days prior to the date hereof, Dr. Henderson has not engaged in any transactions in the Company's Common Stock.

CUSIP No. 09064C107

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No. 09064C107

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 20, 2008                                        By:  /s/ Eric Henderson
-------------                                             ----------------------
Date                                                      Eric Henderson, Ph.D.

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).